                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                              LUNN INDUSTRIES, INC.
                                (Name of Issuer)

                    Common Stock, Par Value, $0.01 Per Share
                         (Title of Class of Securities)

                                    550425102
                                 (CUSIP Number)

                               Gaetano J. Casillo
                          Allen & Company Incorporated
           711 Fifth Avenue, New York, New York 10022, (212) 830-8300
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 19, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 550425102                                         Page 2 of 19
-------------------                                         ------------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen Holding Inc.
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     Not Applicable
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
-----------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
-----------------------------------------------------------------------------
7  SOLE VOTING POWER
          0
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [x]
Excludes 900,000 shares of the Issuer's Common Stock, owned by Allen & Company Incorporated, a wholly-owned subsidiary.
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          HC
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D

-------------------                                         -----------------
CUSIP No. 550425102                                         Page 3 of 19
-------------------                                         -----------------

==============================================================================
1  NAME OF REPORTING PERSON - S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
   PERSON
     Allen & Company Incorporated
-----------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                      (b)  [x]
-----------------------------------------------------------------------------
3  SEC USE ONLY
-----------------------------------------------------------------------------
4  SOURCE OF FUNDS*
     WC
-----------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(E)                                          [ ]
-----------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
------------------------------------------------------------------------------
7  SOLE VOTING POWER
          900,000
-----------------------------------------------------------------------------
8  SHARED VOTING POWER
          0
-----------------------------------------------------------------------------
9  SOLE DISPOSITIVE POWER
          900,000
-----------------------------------------------------------------------------
10 SHARED DISPOSITIVE POWER
          0
-----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          900,000
-----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                        [ ]
-----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.1%
-----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
          CO, BD.
==============================================================================
                  *SEE INSTRUCTIONS BELOW BEFORE FILLING OUT!
SEC 1746 (9-88)

                                 SCHEDULE 13D


Item 1.   Security and Issuer

          (a)  Class of Securities: Common Stock, par value,
                                    $0.01 per share ("Common Stock")

          (b)  Issuer:   Lunn Industries, Inc. (the "Issuer")
                         1 Garvies Point Road
                         Glen Cove, NY  11542

Item 2.   Identity and Background

     a.   Name:          Allen & Company Incorporated ("ACI")

                         See Exhibit A for Officers and Directors of ACI. ACI, a New York corporation is a wholly-owned subsidiary of Allen Holding Inc., a Delaware corporation.

     b.   Address:       711 Fifth Avenue
                         New York, New York  10022

     c.   Business or
          occupation:    Investment Banking

     d. Neither ACI, nor any individual listed in Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither ACI, nor any individual listed in Exhibit A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship
          or Place of
          Organization:  New York

                         Citizenship of the Officers and
                         Directors of ACI is set forth in Exhibit
                         A hereto.

     a.   Name:          Allen Holding Inc. ("AHI")
                         See Exhibit A for Officers and Directors of Allen Holding Inc.

     b.   Address:       711 Fifth Avenue

                         New York, New York  10022

     c.   Business or
          occupation:    Holding Company

     d. Neither AHI nor any individual listed in Exhibit A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     e. During the last five years, neither AHI nor any individual listed in Exhibit A attached hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     f.   Citizenship or
          Place of
          Organization:  Delaware

                         Citizenship of the Officers and
                         Directors of Allen Holding Inc. is set
                         forth in Exhibit A hereto.

Item 3.   Source and Amount of Funds of Other Consideration

          The aggregate purchase price of the shares of the Issuer's Common Stock ("Shares") purchased by the Reporting Persons as reported in Item 5(c) of this Schedule 13D were as follows:

      Name of                                  Aggregate
 Reporting Person                            Purchase Price

     AHI                                     $  0
Allen & Company Incorporated                 $  360,000.00

          The Reporting Persons listed above purchased the Shares reported herein as beneficially owned by them with working capital of the Reporting Persons.


Item 4.   Purpose of Transaction

          The Reporting Persons purchased the Shares for investment purposes. The Reporting Persons currently have no plans or proposals which would result in any of the actions described in clause (a) through (j) of Item 4 of Rule 13d-101 of the Securities Act of 1934, as amended.


Item 5.   Interest in Securities of the Issuer

          (a) As of the close of business on March 19, 1996, the Reporting Persons, by virtue of the language of Rule 13d-3(d)(1)(i), may be deemed to own beneficially in the aggregate the number and percentage of the Issuer's Common Stock set forth opposite their names below (based upon the number of Shares of Common Stock that were reported to be outstanding by the Issuer).

==============================================================================
        Name             Shares of Common Stock             Percentage
-----------------------------------------------------------------------------
Allen Holding Inc.                 0                              0%
-----------------------------------------------------------------------------
Allen & Company Incorporated(1)   900,000                        8.1%
---------------------------------------------------------------------------
==============================================================================

       (b) ACI has sole power to vote and determine the disposition of the Shares which ACI owns as reported in Item 5(a) herein. AHI owns 100% of the outstanding stock of ACI, and so may be deemed to beneficially own the Shares
which ACI owns as reported in Item 5(a) herein.   However, AHI disclaims
beneficial ownership of the Shares.

       (c) The Reporting Persons purchased 900,000 shares of the Issuer's Common Stock, at a purchase price of $0.40 per share, in connection with a private placement of the Issuer's Common Stock.



---------------------

1
   Does not include shares owned by officers and directors of ACI with respect to which ACI disclaims beneficial ownership.

       (d) To the best of Reporting Persons' knowledge, except as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock which Reporting Persons may be deemed to own beneficially.

       (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

       (a.) Mr. John Simon, a managing director of the Reporting Persons, is a director of the Issuer.


Item 7.   Material to be filed as Exhibits

          Exhibit A -- Directors and Executive Officers of Allen Holding Inc. and Allen & Company Incorporated.

          Exhibit B -- Joint Filing Agreement dated March 29, 1996.

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1996


ALLEN HOLDING INC.


  By:  -------------------------
       Gaetano J. Casillo
       Vice President

ALLEN & COMPANY INCORPORATED


  By:  -------------------------
       Gaetano J. Casillo
       Vice President

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  March 29, 1996


ALLEN HOLDING INC.


  By:  /s/ Gaetano J. Casillo
----------------------------------------
       Gaetano J. Casillo
       Vice President

ALLEN & COMPANY INCORPORATED


  By:  /s/ Gaetano J. Casillo
----------------------------------------
       Gaetano J. Casillo
       Vice President


                                   EXHIBIT A


            OFFICERS AND DIRECTORS OF ALLEN & COMPANY INCORPORATED


        Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Herbert A. Allen                *          President, Managing Director,
                                           Director, Chief Executive Officer

Herbert A. Allen III            *          Vice President - Elect, Director

Grace Allen                     *          Director

Eran S. Ashany                  *          Vice President, Director

Soledad Bastiancich             *          Vice President - Elect

Samuel H. Baker                 *          Vice President - Elect, Director

Jonathan S. Bean                *          Vice President - Elect

Robert E. Beers                 *          Vice President - Elect

Edmund M. Bleich                *          Vice President

Denise Calvo-Silver             *          Vice President, Director

Dominick J. Cantalupo           *          Co-Chief Operations Officer, Vice
                                           President

Marvyn Carton                   *          Director - Emeritus

Gaetano J. Casillo              *          Chief Compliance Officer, Vice
                                           President

Robert H. Cosgriff              *          Chief Administrative Officer,
                                           Executive Vice President, Managing
                                           Director, Director

Richard M. Crooks, Jr.          *          Director

Thalia V. Crooks                *          Vice President, Director

Mary L. Cullen                  *          Vice President, Secretary, Director

Orin F. Devereux                *          Vice President, Director

       Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Howard M. Felson                *          Assistant Secretary, Vice President

Anthony J. Ferrante             *          Treasurer

Richard Fields                  *          Executive Vice President - Elect,
                                           Managing Director, Director

Paul A. Gould                   *          Executive Vice President, Managing
                                           Director, Director

John G. Hall                    *          Vice President - Elect, Director

Daniel P. Harley                *          Vice President - Elect

John H. Josephson               *          Vice President, Director

Clark R. Keough                 *          Vice President - Elect, Director

Donald R. Keough                *          Chairman of the Board, Director

Dara Khosrowshahi               *          Vice President - Elect, Director

Kaveh A. Khosrowshahi           *          Vice President - Elect, Director

Neal Kopp                       *          Vice President

Irwin H. Kramer                 *          Executive Vice President, Managing
                                           Director, Director

Terry Allen Kramer              *          Director

Suzanne G. Kucera               *          Vice President - Elect, Director

Robert J. Kurz                  *          Vice President

P. Don Lattimer                 *          Director

William F. Leimkuhler           *          Assistant Secretary, Vice President
                                           - Elect, Counsel

Jeffrey J. Logan                *          Vice President

Sharon K. Losee                 *          Vice President - Elect

Dan W. Lufkin                   *          Special Advisor to the Board of
                                           Directors

        Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Ellen F. Lynch                  *          Vice President

Robert A. Mackie                *          Executive Vice President, Managing
                                           Director, Director

James C. Maiden, Jr.            *          Vice President

Raymond J. Martin               *          Vice President - Elect, Director

Terence A. McCarthy             *          Co-Chief Operations Officer, Vice
                                           President

Robert C. Miller                *          Vice President - Elect, Director

Brian J. Murphy                 *          Vice President, Director

Louis J. Mustacchio             *          Vice President - Elect

Walter T. O'Hara, Jr.           *          Executive Vice President, Managing
                                           Director, Director

Glenn A. Okun                   *          Vice President, Director

Nancy B. Peretsman              *          Executive Vice President, Managing
                                           Director, Director

Patrick S. Perry                *          Vice President - Elect, Director

Pamela M. Plager                *          Vice President - Elect, Director

Eugene Protash                  *          Vice President - Elect

James W. Quinn                  *          Chief Financial Officer, Director,
                                           Vice President, Assistant Secretary

Philip D. Scaturro              *          Executive Vice President, Managing
                                           Director, Director

John A. Schneider               *          Executive Vice President, Managing
                                           Director, Director



Enrique F. Senior               *          Executive Vice President, Managing
                                           Director, Director

        Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated


Stanley S. Shuman               *          Executive Vice President, Managing
                                           Director, Director

John M. Simon                   *          Executive Vice President, Managing
                                           Director, Director

Daniel Selmonosky               *          Vice President - Elect, Director

Ian G. Smith                    *          Vice President - Elect

Lauren M. Tyler                 *          Vice President - Elect, Director

Dennis J. Warfield              *          Vice President - Elect

Kim M. Weiland                  *          Vice President - Elect, Director

Edward D. Weinberger            *          Vice President, Director

Harold M. Wit                   *          Executive Vice President, Managing
                                           Director, Director

* 711 Fifth Avenue, New York, New York 10022-3194.

**     All the Executive Officers and Directors of Allen & Company
       Incorporated are U.S. citizens unless otherwise indicated.

                                                         Page 15 of 19


                            OFFICERS AND DIRECTORS
                             OF ALLEN HOLDING INC.


        Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen Holding Inc.)


Herbert A. Allen                *          President, Managing Director,
                                           Director, Chief Executive Officer

Herbert A. Allen, III           *          Vice President - Elect, Director

Grace Allen                     *          Director

Eran S. Ashany                  *          Vice President

Samuel H. Baker                 *          Vice President - Elect

Soledad Bastiancich             *          Vice President - Elect

Jonathan S. Bean                *          Vice President - Elect

Robert E. Beers                 *          Vice President - Elect

Edmund M. Bleich                *          Vice President

Denise Calvo-Silver             *          Vice President, Director

Dominick J. Cantalupo           *          Co-Chief Operations Officer, Vice
                                           President

Marvyn Carton                   *          Director - Emeritus

Gaetano J. Casillo              *          Chief Compliance Officer, Vice
                                           President

Robert H. Cosgriff              *          Chief Administrative Officer,
                                           Executive Vice President, Managing
                                           Director, Director

Richard M. Crooks, Jr.          *          Director

Thalia V. Crooks                *          Vice President, Director

Mary L. Cullen                  *          Vice President, Secretary, Director

Orin F. Devereux                *          Vice President, Director

        Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Howard M. Felson                *          Assistant Secretary, Vice President

Anthony J. Ferrante             *          Treasurer

Richard L. Fields               *          Executive Vice President - Elect,
                                           Managing Director, Director
                                           Executive Vice President, Managing
                                           Director, Director

John G. Hall                    *          Vice President - Elect, Director

Daniel P. Harley                *          Vice President - Elect

John H. Josephson               *          Vice President, Director

Donald R. Keough                *          Chairman, Director

Clark R. Keough                 *          Vice President - Elect, Director

Dara Khosrowshahi               *          Vice President - Elect, Director

Kaveh A. Khosrowshahi           *          Vice President - Elect, Director

Neal Kopp                       *          Vice President

Irwin H. Kramer                 *          Executive Vice President, Managing
                                           Director, Director

Terry Allen Kramer              *          Director

Suzanne G. Kucera               *          Vice President - Elect, Director

Robert J. Kurz                  *          Vice President

P. Don Lattimer                 *          Executive Vice President, Managing
                                           Director, Director

William F. Leimkuhler           *          Assistant Secretary, Vice President
                                           - Elect, Counsel

Jeffrey J. Logan                *          Vice President

Sharon K. Losee                 *          Vice President - Elect

Dan W. Lufkin                   *          Special Advisor to the Board of
                                           Directors

Ellen F. Lynch                  *          Vice President

        Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

Robert A. Mackie                *          Executive Vice President, Managing
                                           Director, Director

James C. Maiden, Jr.            *          Vice President

Raymond J. Martin               *          Vice President - Elect, Director

Terence C. McCarthy             *          Co-Chief Operations Officer, Vice
                                           President Vice President - Elect,
                                           Director

Brian J. Murphy                 *          Vice President, Director

Louis J. Mustacchio             *          Vice President - Elect

Walter T. O'Hara                *          Executive Vice President, Managing
Director, Director

Glenn A. Okun                   *          Vice President, Director

Nancy B. Peretsman              *          Executive Vice President, Managing
                                           Director, Director

Patrick S. Perry                *          Vice President - Elect, Director

Pamela M. Plager                *          Vice President - Elect, Director

Eugene Protash                  *          Assistant Secretary, Vice President
                                           - Elect

James W. Quinn                  *          Chief Financial Officer, Vice
                                           President, Assistant Secretary,
                                           Director

Philip D. Scaturro              *          Executive Vice President, Managing
                                           Director, Director

John A. Schneider               *          Executive Vice President, Managing
                                           Director, Director

Daniel Selmonosky               *          Vice President - Elect, Director

Enrique F. Senior               *          Executive Vice President, Managing
                                           Director, Director

Stanley S. Shuman               *          Executive Vice President, Managing
                                           Director, Director

        Name**              Business       Principal Occupation (i.e.,
                             Address       Position with Allen & Company
                                           Incorporated

John M. Simon                   *          Executive Vice President, Managing
                                           Director, Director

Ian G. Smith                    *          Vice President - Elect

Lauren M. Tyler                 *          Vice President - Elect, Director

Dennis J. Warfield              *          Vice President - Elect

Kim M. Weiland                  *          Vice President - Elect, Director

Edward D. Weinberger            *          Vice President, DirectorExecutive
                                           Vice President, Managing Director,
                                           Director






*         711 Fifth Avenue, New York, New York 10022-3194.

** All the Executive Officers and Directors of Allen Holding Inc. are U.S. citizens unless otherwise indicated.

                                   EXHIBIT B

                            JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $.01 per Share, of Lunn Industries, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of March 1996.

ALLEN HOLDING INC.

      /s/ Gaetano J. Casillo
  By:------------------------------
     Gaetano J. Casillo
     Vice President


ALLEN & COMPANY INCORPORATED

       /s/ Gaetano J. Casillo
  By:------------------------------
     Gaetano J. Casillo
     Vice President


71652